Exhibit 99.1

St. John's, NL - February 9, 2024

FORTIS INC. REPORTS FOURTH QUARTER & ANNUAL 2023 RESULTS

This news release constitutes a "Designated News Release" incorporated by reference in the prospectus supplement dated September 19, 2023 to Fortis' short form base shelf prospectus dated November 21, 2022.

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS), a well-diversified leader in the North American regulated electric and gas utility industry, released its 2023 fourth quarter and annual financial results1.

Highlights

•Reported annual net earnings of $1.5 billion, or $3.10 per common share for 2023
•Annual adjusted net earnings per common share2 of $3.09, up from $2.78 for 2022
•Capital expenditures2 of $4.3 billion, yielding ~6% annual rate base growth3
•Sale of Aitken Creek closed in November 2023; proceeds further strengthened the balance sheet
•Achieved 50 years of common share dividend increases
•Scope 1 emissions 33% below 2019 levels; emissions reduction targets on track in support of 2050 net-zero goal

"We delivered another year of strong financial results reflecting the execution of our regulated growth strategy," said David Hutchens, President and Chief Executive Officer, Fortis Inc. "Rate base growth and the conclusion of key regulatory proceedings supported year over year earnings growth. We invested $4.3 billion of capital to enhance reliability, modernize the grid and deliver cleaner energy for customers while further reducing our carbon footprint."

"Last year Fortis was proud to celebrate 50 consecutive years of increases in dividends paid to shareholders," said Mr. Hutchens. "We remain focused on extending this track record as we execute our $25 billion five-year capital plan in support of our annual dividend growth guidance of 4-6% through 2028."

Sale of Aitken Creek

On November 1, 2023, the sale of Aitken Creek closed for approximately $470 million including working capital and closing adjustments. The transaction reflected a March 31, 2023 effective date. Net proceeds from the transaction further strengthened the balance sheet and provided additional funding flexibility in support of our regulated utility growth strategy.

In accordance with U.S. GAAP, reported net earnings attributable to common equity shareholders ("Net Earnings") includes the results for Aitken Creek until the November 1, 2023 date of disposition. Adjusted net earnings attributable to common equity shareholders2 ("Adjusted Net Earnings") reflects results for Aitken Creek through the March 31, 2023 effective date.

Net Earnings

The Corporation reported Net Earnings of $1.5 billion, or $3.10 per common share for 2023, compared to $1.3 billion, or $2.78 per common share for 2022. Growth in earnings was primarily driven by rate base growth across our utilities and the new cost of capital parameters approved for FortisBC effective January 1, 2023. Higher earnings in Arizona also contributed to earnings growth, reflecting higher retail electricity sales, new customer rates at Tucson Electric Power ("TEP") effective September 1, 2023, and lower depreciation expense associated with the retirement of the San Juan generating station in 2022. An increase in the market value of certain investments that support retirement benefits, and the higher U.S.-to-Canadian dollar exchange rate, also favourably impacted earnings year over year. The increase was partially offset by higher corporate finance costs and lower earnings associated with Aitken Creek. In addition, net earnings per common share reflected an increase in the weighted average number of common shares outstanding largely associated with the Corporation's dividend reinvestment plan.

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1    Financial information is presented in Canadian dollars unless otherwise specified.
2    Non-U.S. GAAP Measures - Fortis uses financial measures that do not have a standardized meaning under generally accepted accounting principles in the United States of America ("U.S. GAAP") and may not be comparable to similar measures presented by other entities. Fortis presents these non-U.S. GAAP measures because management and external stakeholders use them in evaluating the Corporation's financial performance and prospects. Refer to the Non-U.S. GAAP Reconciliation provided herein.
3    Calculated using a constant U.S. dollar-to-Canadian dollar exchange rate.

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For the fourth quarter of 2023, Net Earnings were $381 million, or $0.78 per common share, compared to $370 million or $0.77 per common share for the same period in 2022. The increase was due to rate base growth, higher retail revenue in Arizona due to new customer rates at TEP, and the new cost of capital parameters at FortisBC. The increase was partially offset by lower earnings at Aitken Creek, due to the November 1, 2023 disposition, as well as the recognition of mark-to-market accounting gains on natural gas derivatives and margins on gas sold in the fourth quarter of 2022. Net earnings per common share was also impacted by an increase in the weighted average number of common shares.

Adjusted Net Earnings2

Adjusted Net Earnings of $1.5 billion for 2023, or $3.09 per common share, were $173 million, or $0.31 per common share higher than 2022, largely due to the same factors discussed for Net Earnings.

For the fourth quarter of 2023, Adjusted Net Earnings were $350 million, or $0.72 per common share, comparable with the same period in 2022. Adjusted Net Earnings for the fourth quarter of 2023 was unfavourably impacted by the timing of adjustments associated with the disposition of Aitken Creek, including $24 million, or $0.05 per common share, associated with the March 31, 2023 to November 1, 2023 stub period that was excluded from Adjusted Net Earnings upon close of the transaction in the fourth quarter. Excluding this adjustment, the increase in Adjusted Net Earnings for the fourth quarter was due mainly to rate base growth, higher retail revenue in Arizona associated with new customer rates at TEP, and the new cost of capital parameters at FortisBC.

Capital Expenditures2

Capital expenditures were $4.3 billion for 2023, in-line with the annual capital plan, and consisted of regulated investments mainly focused on system resiliency and grid modernization, including more than $700 million in cleaner energy investments. Capital expenditures increased midyear rate base to $37.0 billion, representing approximately 6% growth over 20223.

The Corporation's 2024-2028 capital plan totals $25 billion, $2.7 billion higher than the previous five-year plan. The increase is driven by organic growth, reflecting regional transmission projects at ITC associated with tranche one of the Midcontinent Independent System Operator ("MISO") long-range transmission plan ("LRTP"), as well as investments in Arizona to support TEP's exit from coal. Investments supporting system adaptation and resiliency, customer growth and economic development are also driving capital growth across the Corporation's regulated utilities.

The five-year capital plan is expected to be funded primarily by cash from operations and regulated utility debt, with common equity proceeds expected to be sourced from the Corporation's dividend reinvestment plan and at-the-market common equity program.

FortisBC Energy's total anticipated investment in the Eagle Mountain Woodfibre Gas Line project has increased to $750 million, net of customer contributions, as compared to $420 million previously expected. The increase was due to amendments to previous construction, transportation and other commercial agreements with Woodfibre LNG Limited and other partners, and has been approved by the British Columbia Utilities Commission.

Regulatory Updates

In December 2023, the Iowa District Court ruled that the manner in which Iowa's right of first refusal ("ROFR") statute was passed is unconstitutional and issued a permanent injunction preventing ITC and others from taking further action to construct the MISO LRTP tranche one Iowa projects in reliance on the ROFR. ITC has filed for reconsideration of the District Court’s decision with respect to the scope of the injunction.

MISO's decision with respect to the assignment of the tranche one LRTP projects was finalized in July 2022, and we believe it is unlikely that MISO will change this designation. In addition, under the MISO tariff, approximately 70% of the Iowa tranche one projects are upgrades to ITC facilities along existing rights-of-way, which under MISO's tariff grants ITC the option to construct the upgrades regardless of the outcome of the ROFR legislation. The Corporation's 2024-2028 capital plan includes US$900 million associated with the first tranche of MISO's LRTP in Iowa. The timing and outcome of the filing for reconsideration, and any other subsequent legal proceedings, as well as the impact on the five-year capital plan and the potential for future projects, is unknown.

In January 2024, the Arizona Corporation Commission issued a decision on UNS Electric's general rate application approving a 9.75% rate of return on common equity and a 53.72% common equity component of capital structure. The decision also approved the System Reliability Benefit mechanism which allows UNS Electric to recover qualifying generation and energy storage investments between rate cases subject to an annual cap and earnings test. New customer rates became effective on February 1, 2024.

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Focused on Reducing Carbon Emissions

Fortis achieved a 33% reduction in Scope 1 emissions through 2023 compared to 2019 levels. Continued progress in Arizona, including the commencement of seasonal operations at the Springerville generating station, and the retirement of the San Juan generating station in 2022, were the key drivers of the incremental decrease in greenhouse gas ("GHG") emissions in 2023.

In November 2023, TEP filed an Integrated Resource Plan calling for over 3,500 megawatts of renewable generation and energy storage and 400 megawatts of hydrogen ready natural gas generation. TEP continues to expect that it will complete its exit from coal-fired generation by 2032. Fortis remains on track to achieve our corporate-wide targets to reduce direct GHG emissions by 50% by 2030 and 75% by 2035 from a 2019 base year, as well as our 2050 net-zero direct GHG emissions target.

As we transition to a cleaner energy future, customer affordability, safety and reliability remain top priorities. Fortis utilities continue to focus on controlling costs, identifying efficiencies and implementing innovative practices to maintain affordability.

Non-U.S. GAAP Reconciliation
Periods ended December 31	Quarter			Annual
($ millions, except earnings per share)	2023	2022	Variance	2023	2022	Variance
Adjusted Net Earnings
Net Earnings	381	370	11	1,506	1,330	176
Adjusting items:
Disposition of Aitken Creek[4]	(31)	—	(31)	(15)	—	(15)
Unrealized loss (gain) on mark-to-market of derivatives[5]	—	(23)	23	2	(20)	22
Revaluation of deferred income tax assets[6]	—	—	—	9	9	—
Lake Erie Connector project suspension costs[7]	—	—	—	—	10	(10)
Adjusted Net Earnings	350	347	3	1,502	1,329	173
Adjusted Basic EPS ($)	0.72	0.72	—	3.09	2.78	0.31

Capital Expenditures
Additions to property, plant and equipment	1,189	987	202	3,986	3,587	399
Additions to intangible assets	61	127	(66)	183	278	(95)
Adjusting item:
Wataynikaneyap Transmission Power Project[8]	51	34	17	160	169	(9)
Capital Expenditures	1,301	1,148	153	4,329	4,034	295

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4    Aitken Creek was sold on November 1, 2023, with a March 31, 2023 effective date. For the twelve month period ended December 31, 2023, the adjustment represents: (i) the $10 million gain on disposition, net of income tax expense of $13 million; and (ii) $5 million of net earnings at Aitken Creek, recognized in accordance with U.S. GAAP, during the March 31, 2023 to November 1, 2023 stub period, net of income tax expense of $2 million. For the three-month period ended December 31, 2023, this adjustment represents: (i) the $10 million gain on disposition, as noted above; and (ii) $21 million of stub period earnings at Aitken Creek, net of income tax expense of $9 million, including amounts initially included in Adjusted Net Earnings in the second and third quarters of 2023 prior to the close of the transaction.
5    Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek through the March 31, 2023 effective date of disposition, net of income tax recovery of $1 million in 2023 (net of income tax expense of $8 million and $7 million for the three and twelve months ended December 31, 2022, respectively).
6    Represents the revaluation of deferred income tax assets resulting from the reduction in the corporate income tax rate in the state of Iowa.
7    Represents costs incurred upon the suspension of the Lake Erie Connector project, net of income tax recovery of $4 million.
8    Represents Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project.

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Outlook

Fortis continues to enhance shareholder value through the execution of its capital plan, the balance and strength of its diversified portfolio of regulated utility businesses, and growth opportunities within and proximate to its service territories. The Corporation's $25 billion five-year capital plan is expected to increase midyear rate base from $37.0 billion in 2023 to $49.4 billion by 2028, translating into a five-year compound annual growth rate of 6.3%3.

Beyond the five-year capital plan, additional opportunities to expand and extend growth include: further expansion of the electric transmission grid in the U.S. to facilitate the interconnection of cleaner energy, including infrastructure investments associated with the Inflation Reduction Act of 2022 and the MISO LRTP; climate adaptation and grid resiliency investments; renewable natural gas solutions and liquefied natural gas infrastructure in British Columbia; and the acceleration of cleaner energy infrastructure investments across our jurisdictions.

Fortis expects its long-term growth in rate base will drive earnings that support dividend growth guidance of 4-6% annually through 2028, and is premised on the assumptions and material factors listed under "Forward-Looking Information".

About Fortis

Fortis is a well-diversified leader in the North American regulated electric and gas utility industry with 2023 revenue of $12 billion and total assets of $66 billion as at December 31, 2023. The Corporation's 9,600 employees serve utility customers in five Canadian provinces, ten U.S. states and three Caribbean countries.

Forward-Looking Information

Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions, have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for 2024-2028; annual dividend growth guidance through 2028; the nature, timing, benefits and expected costs of certain capital projects, including ITC's transmission projects associated with tranche one of the MISO LRTP and investments in Arizona to support TEP's exit from coal; the expected sources of funding for the 2024-2028 capital plan; the expected sources of common equity proceeds; FortisBC Energy's anticipated investment in the Eagle Mountain Woodfibre Gas Line project; the expected timing, outcome and impact of legal and regulatory proceedings and decisions; TEP's 2023 Integrated Resource Plan, including planned additions of renewable generation, energy storage and hydrogen ready natural gas; the expectation that TEP will exit from coal-fired generation by 2032; the 2030 and 2035 direct GHG emissions reduction targets; the 2050 net-zero direct GHG emissions target; forecast rate base and rate base growth through 2028; the nature, timing, benefits and expected costs of additional opportunities beyond the capital plan, including investments related to the Inflation Reduction Act of 2022, the MISO LRTP, climate adaptation and grid resiliency, renewable natural gas solutions and liquefied natural gas infrastructure in British Columbia, and other cleaner energy infrastructure; and the expectation that long-term growth in rate base will drive earnings that support dividend growth guidance of 4-6% annually through 2028.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: reasonable outcomes for legal and regulatory proceedings and the expectation of regulatory stability; the successful execution of the capital plan; no material capital project and financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities beyond the capital plan; no significant variability in interest rates; no material changes in the assumed U.S. dollar to Canadian dollar exchange rate; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. For additional information with respect to certain risk factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this media release. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

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Teleconference to Discuss 2023 Annual Results

A teleconference and webcast will be held on February 9, 2024 at 8:30 a.m. (Eastern). David Hutchens, President and Chief Executive Officer and Jocelyn Perry, Executive Vice President and Chief Financial Officer, will discuss the Corporation's 2023 annual results.

Shareholders, analysts, members of the media and other interested parties are invited to listen to the teleconference via the live webcast on the Corporation's website, https://www.fortisinc.com/investor-relations/events-and-presentations.

Those members of the financial community in North America wishing to ask questions during the call are invited to participate toll free by calling 1.888.886.7786 while those outside of North America can participate by calling 1.416.764.8658. Please dial in 10 minutes prior to the start of the call. No passcode is required.

An archived audio webcast of the teleconference will be available on the Corporation's website two hours after the conclusion of the call until March 9, 2024. Please call 1.877.674.7070 or 1.416.764.8692 and enter passcode 045834#.

Additional Information

This news release should be read in conjunction with the Corporation's Management Discussion and Analysis and Consolidated Financial Statements. This and additional information can be accessed at www.fortisinc.com, www.sedarplus.ca, or www.sec.gov.

For more information, please contact:

Investor Enquiries:	Media Enquiries:
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Vice President, Communications & Government Relations
Fortis Inc.	Fortis Inc.
248.946.3572	709.737.5323
investorrelations@fortisinc.com	media@fortisinc.com

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